Exhibit 26

NOTICE OF RESULTS

OF PUBLIC OFFERING FOR

THE PURCHASE OF SHARES

of

DISTRIBUCIÓN Y SERVICIO D&S S.A.

by

INVERSIONES AUSTRALES TRES LIMITADA, subsidiary of

WAL-MART STORES, INC.

Inversiones Australes Tres Limitada (the “Bidder”), in compliance with the provisions of Section 202 of Law No. 18,045 of the Mercado de Valores (the “Securities Market Law”) and with what is set forth in the Norma de Carácter General No. 104 of the Superintendencia de Valores de Seguros (the “SVS”), published in the newspapers El Mercurio and La Tercera on February 23, 2009 the notice of commencement (the “Notice of Commencement”) of a public offering for the purchase of the shares of the publicly-held company Distribución y Servicio D&S S.A. (“D&S”), registered with the Securities Registry of the SVS under No. 593. On the same date, the respective prospectus (the “Prospectus”) was made available to the interested parties.

Pursuant to the Notice of Commencement and the Prospectus, the Bidder offered to purchase 2,719,609,749 shares of D&S, representing 41.7118% of its share capital (the “Tender Offer”). Based on the terms of the Tender Offer, there was no pro-rata mechanism.

The Tender Offer was implemented in Chile. At the same time, the offer to purchase American Depositary Shares (“ADSs”) was made in the United States of America in reliance on the exemption from certain requirements of Regulation 14D and Regulation 14E of the U.S. Securities Exchange Act of 1934, as amended, provided by Rule 14d-1. Taking into account that the shares of D&S are traded on Latibex in Spain, the existence of the Tender Offer was communicated in such country to comply with local applicable rules.

The Tender Offer period extended from 00:00 hour on February 24, 2009 until 24:00 hour on March 25, 2009.

During the Tender Offer, the Bidder received tenders in Chile for an aggregate of 1,032,319,661 shares of D&S, and received tenders in the United States of America for an aggregate of 466,805 ADSs, equivalent to 28,008,300 shares of D&S (each ADS represents 60 shares of D&S).

The aggregate amount of tenders received in Chile and in the United States of America is 1,060,327,961 shares of D&S, representing 16.2627% of its share capital.

In compliance with the provisions of Section 212 of the Securities Market Law and with what is set forth in the Norma de Carácter General No. 104 of the SVS, the Bidder accepts and acquires 1,032,319,661 shares of D&S and 466,805 ADSs. As a result, and taking into account that the Bidder already held directly or indirectly (through the ADSs) 3,800,390,251 shares of D&S, representing 58.2882% of its share capital, the Bidder now holds directly or indirectly (through the ADSs) 4,860,718,212 shares of D&S, representing 74.5509% of its share capital.

The price per share of D&S and per ADS acquired by the Bidder shall be paid starting on April 2, 2009, in the terms and conditions set forth in the Notice of Commencement and the Prospectus. In respect of those tendering shareholders that opted to receive the price in pesos, local currency, as set forth in the Notice of Commencement and the Prospectus, the price of 0.408 dollars of the United States of America per share of D&S shall be converted into pesos, local currency, using the average of the exchange rate “Dólar Observado” published by the Banco Central de Chile in the Diario Oficial de la República de Chile on March 26, 27, 30, 31, and April 1 and 2, 2009.

INVERSIONES AUSTRALES TRES LIMITADA

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